77M Merger

m:   Yes.  Travelers Series Fund Inc. -- Smith
Barney Money Market Portfolio was the survivor entity in a reorganization and merger of Greenwich
Street Series Fund -- Salomon Brothers Variable
Money Market Fund.  Travelers Series Fund Inc.
-- Smith Barney International All Cap Growth
Portfolio was the survivor entity in a reorganization and merger of Greenwich Street Series Fund -- Salomon
Brothers Variable International Equity Fund.
These mergers were approved by the Board of Directors of Travelers Series Fund Inc. and the Board of Trustees of Greenwich Street Series Fund. These mergers were also approved by Greenwich Street Series Fund shareholders at meetings held on June 30, 2005.
The Plan of Reorganization executed in connection with each merger contemplated that the Greenwich
Street Series Fund portfolios would be liquidated and cease to be series of the trust.